UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-53629

PlainsCapital Corporation

(Exact name of registrant as specified in its charter)

2323 Victory Avenue, Suite 1400 Dallas, Texas 75219 (214) 252-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Original Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On November 30, 2012, pursuant to that Agreement and Plan of Merger, dated as of May 8, 2012, by and among PlainsCapital Corporation, a Texas corporation (the “Company”), Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), and Meadow Corporation, a Maryland corporation and wholly owned subsidiary of Hilltop (“Meadow”), the Company merged with and into Meadow, with Meadow continuing as the surviving corporation. Upon consummation of the merger, Meadow was renamed “PlainsCapital Corporation.”

Pursuant to the requirements of the Securities Exchange Act of 1934, PlainsCapital Corporation, a Maryland corporation (as successor by merger to PlainsCapital Corporation, a Texas corporation), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 3, 2012	PLAINSCAPITAL CORPORATION (Successor by merger to PlainsCapital Corporation)

		By:	/s/ Alan B. White
		Name:	Alan B. White
		Title:	Chairman and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.